Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Completion of CEO transition at Sibanye-Stillwater and appointment of EVP Business Development

Johannesburg, 1 October 2025: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to advise that Richard Stewart has officially assumed the role of Chief Executive Officer (CEO) of the Group, effective 1 October 2025. Richard succeeds Neal Froneman, who retired as CEO and executive director on 30 September 2025, following a distinguished 12-year tenure that transformed the Group into a leading multinational mining and metals processing company.

The Group is also pleased to announce the appointment of Mduduzi (Mdu) Bhulose as Executive Vice President: Business Development. Mdu joins the Group from the Public Investment Corporation (PIC), where he most recently served as the Head of Listed Equities. His appointment will support Sibanye-Stillwater's continued focus on value creation across our portfolio, strategic partnerships, and disciplined growth.

Mdu has over 21 years of experience in the investment and mining industries, having held various roles at the PIC, Anglo American Plc, Rand Merchant Bank and the Ukhozi Group. He is a qualified mining engineer and holds a BSc in Mining Engineering and a Graduate Diploma in Engineering (GDE) in Mining from the University of the Witwatersrand, as well as an MBA from the Gordon Institute of Business Science.

CEO, Richard Stewart commented, "We extend our sincere thanks to Neal for his visionary leadership over the last 13 years, and welcome Mdu to Sibanye-Stillwater, to guide the next part of our journey, as we continue to deliver superior shared value for all stakeholders.

I also wish to thank Andrew Brady, who has acted as Head of Business Development since 1 July 2025 and will continue to provide support to Mdu and his team for the remainder of 2025."

For full biographies of executive members, please refer to https://www.sibanyestillwater.com/about-us/leadership.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.